PromoShare, Inc.

Statements of Comprehensive Income

(Unaudited)

	For the Year Ended December 31, 2019	For the Period January 16, 2018 (Inception) to December 31, 2018
Revenue	$ 208,018	$ -
COGS	65,045	
Gross Profit	142,973	-
Expenses:		
Advertising and promotion	15,650	-
Office supplies	6,741	-
Dues and subsriptions	8,760	-
Professional fees	103,606	-
Travel	8,086	-
Total expenses	142,843	-
Net Income	$ 130	$ -